[Ennis, Texas]
[Greenville, Texas]
[West Houston, Texas]
[North Houston, Texas]

CONTRACT TO ACQUIRE PROPERTIES

THIS CONTRACT TO ACQUIRE PROPERTIES (this "Agreement") is dated as of October 31, 2011, by and between NATIONAL HEALTH INVESTORS, INC., a Maryland corporation (the "Buyer"), on one hand, and Firehole River Real Estate Holdings – Greenville, Ltd. ("Firehole-Greenville"), Firehole River Real Estate Holdings – West Houston, Ltd. ("Firehole-West Houston"), Legend Oaks – Ennis, LLC, Legend Greenville Healthcare, LLC, Legend Oaks – West Houston, LLC and Legend Oaks – North Houston, LLC (individually and collectively, the "Seller"), on the other hand.

RECITALS

WHEREAS, Seller is the owner of the Property (as defined below) or leasehold estate therein or holds an option to purchase the Property; and

WHEREAS, Seller desires to transfer (or cause to be transferred) to Buyer or Buyer's designated affiliates the Greenville Facility and Seller's rights as "Optionee" under each of the Option Agreements (as defined below), and Buyer desires to acquire Seller's rights as "Optionee" under the Option Agreements and the Property from Seller and the Option Property Sellers;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

For all purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, (i) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular; (ii) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles as at the time applicable; (iii) all references in this Agreement to designated "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement; (iv) the word "including" shall have the same meaning as the phrase "including, without limitation," and other phrases of similar import; and (v) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

Added Facilities: Collectively, (a) the land and all related improvements, fixtures and appurtenances of the facility located at 1400 Medical Center Drive in the City of Ennis, County of Ellis, State of Texas, comprised of a skilled nursing facility having one hundred twenty-four (124) licensed beds, known as Legend Oaks Healthcare & Rehabilitation — Ennis, and the approximately 5.0278 acre parcel of land, which land is more particularly described on Exhibit A-1 attached hereto (the "Ennis Facility"), (b) the land and all related improvements, fixtures and

appurtenances of the facility located at 2300 Jack Finney Blvd. in the City of Greenville, County of Hunt, State of Texas, comprised of a skilled nursing facility having one hundred twenty-six (126) licensed beds, known as Legend Healthcare and Rehabilitation — Greenville, and the approximately 5.0 acre parcel of land, which land is more particularly described on Exhibit A-2 attached hereto (the "Greenville Facility"), (c) the land and all related improvements, fixtures and appurtenances of the facility located at 7107 Queenston Blvd. in the City of Houston, County of Harris, State of Texas, comprised of a skilled nursing facility having one hundred twenty-four (124) licensed beds, known as Legend Oaks Healthcare and Rehabilitation – West Houston, and the approximately 5.3279 acre parcel of land, which land is more particularly described on Exhibit A-3 attached hereto (the "West Houston Facility"), and (d) the land and all related improvements, fixtures and appurtenances of the facility located at 12921 Misty Willow in the City of Houston, County of Harris, State of Texas, comprised of a skilled nursing facility having one hundred twenty-four (124) licensed beds, known as Legend Oaks Healthcare and Rehabilitation – North/Willowbrook, and the approximately 5.497 acre parcel of land, which land is more particularly described on Exhibit A-4 attached hereto (the "North Houston Facility").

Affiliate: As defined in the Lease.

Allocated Minimum Rent: As defined in the Lease.

Assignment of Option Agreements: One or more assignments assigning the rights of Optionee under the Option Agreements to Buyer.

Bill of Sale and Assignment: One or more bill(s) of sale and assignment substantially in the form attached hereto as Exhibit B, conveying the Personal Property to Buyer.

Closing: The transactions taking place pursuant to this Agreement and the Option Agreements on the Closing Dates.

Closing Date: The date on which Buyer receives conveyance of good and marketable title to the Property, free and clear of all liens, claims and encumbrances (except Permitted Exceptions), which date shall be mutually acceptable to both parties (the "Closing Date").

Code: The Internal Revenue Code of 1986, as amended.

Commencement Date: As defined in the Lease.

Commercial Occupancy Arrangement: As defined in the Lease.

Condemnation: As defined in the Lease.

Consumables: All consumable goods and supplies, including inventories of food, beverages, medical supplies, or similar items utilized in connection with the operation and/or maintenance of the Facilities.

Current Facility Leases: The operating leases for each of the respective Added Facilities currently in effect as follows:

(i)   Lease between J-S Ellis Realty, LP and Legend Oaks – Ennis, LLC having an effective date of December 31, 2009 (the "Ennis Lease");

(ii)   Lease between Firehole River Real Estate Holdings – Greenville, Ltd. and Legend Greenville Healthcare, LLC dated July 30, 2009 with First Amendment To Lease dated August 1, 2010 (the "Greenville Lease");

(iii)   Lease between Frisco Health Investments, L.P. and Legend Oaks – West Houston, LLC having an effective date of January 13, 2009 (the "West Houston Lease"); and

(iv)   Lease between Frisco Health Investments, L.P. and Legend Oaks – North Houston, LLC having an effective date of March 16, 2009 (the "North Houston Lease").

Current Tenants: The tenants under the Current Facility Leases being Legend Oak – Ennis, LLC under the Ennis Lease; Legend Greenville Healthcare, LLC under the Greenville Lease; Legend Oaks – West Houston LLC under the West Houston Lease; and Legend Oaks – North Houston LLC under the North Houston Lease.

Deed: One or more Warranty Deed(s) in form acceptable to Buyer, conveying the Property to the entity designated by Buyer.

Entity Guarantors: Legend Healthcare, LLC, a Texas limited liability company, the Initial Affiliate Sublessees, The Wind River Associates, LLC, a Utah limited liability company, Western River Real Estate Holdings, LLC, a Texas limited liability company, Legend Healthcare NW Houston GP, Inc., a Texas corporation, Legend Oaks East Houston Management Healthcare, Inc., a Texas corporation, LGD Management GP, Inc., a Texas corporation, LGD Management, LP, a Texas limited partnership, Heritage Paris Management Healthcare, Inc., a Texas corporation, the Seller, Madison River – Greenville GP, Inc., a Texas corporation, and Firehole – West Houston GP, Inc., a Texas corporation.

Event of Default: As defined in the Lease.

Excluded Property: All of Seller's, the Current Tenants' and Option Property Sellers' Consumables, intellectual property, vehicles and accounts receivable.

First Amendment to Master Lease: The amendment to the Lease under which the Lease is amended to add Seller as the Lessee, and to add Buyer as the Lessor and to add the Added Facilities to the Leased Property thereunder, all in such form as is acceptable to Buyer.

Flood Hazard Area: An area designated by the Federal Emergency Management Agency and/or the Secretary of Housing and Urban Development as having special flood hazards.

Governmental Authority: The United States, the state or commonwealth, county, parish, city and political subdivisions in which all or any portion of the Property is located or which exercise jurisdiction over all or any portion of the Property or use of any Added Facility thereon, and any court administrator, agency, department, commission, board, bureau or instrumentality or any of them which exercises jurisdiction over all or any portion of the Property or the construction or use of all or any portion of the Property.

Governmental Requirement: Any law, ordinance, order, rule, regulation, decree or similar edict of a Governmental Authority.

Guarantor: The Entity Guarantors and the Individual Guarantors, jointly and severally. Guaranty: a Guaranty of Obligations, executed by Guarantor in form acceptable to Buyer.

Hazardous Substances: As defined in the Lease.

Health Care License: As defined in Section 3.10.

Individual Guarantors: Doug Preston and wife Suzanne Preston, Martin Tomerlin and wife Wendy Tomerlin, Dwight Muse and wife Teresa Muse, and Christopher Goldstraw and wife Laura Goldstraw, jointly and severally.

Initial Affiliate Sublessees: Legend Healthcare Heritage Paris, LP, a Texas limited partnership, Legend Oaks — East Houston, LP, a Texas limited partnership, Pend Oreille River Associates, LLC, a Texas limited liability company, and Legend Oaks — South San Antonio, LLC, a Texas limited liability company (pursuant to subleases dated the same date as the Lease).

Intangible Property: All Permits and other intangible property or any interest therein now or on the Closing Date owned or held by any Seller or any Option Property Seller or their respective Affiliate in connection with the Property or any business or businesses now or hereafter conducted by Seller or any Option Property Seller or their respective Affiliate thereon or with the use thereof, including all rights of Seller or any Option Property Seller in and to all Plans and Specifications, leases, contract rights, agreements, water rights and reservations, zoning rights, business licenses, warranties and guaranties (including those relating to construction and/or fabrication) related to the Property or any part thereof; provided, however, that "Intangible Property" shall not include any of the Excluded Property.

Issuing Agency: As defined in Section 3.10.

Kyle Facility: The land and all related improvements, fixtures and appurtenances of the facility located at 1640 Fairway Drive, Kyle, Texas comprised of a skilled nursing facility having one hundred twenty five (125) licensed beds, which land is more particularly described on Exhibit A-5 attached hereto.

Kyle Owner: Legend Oaks – Kyle, LLC.

Lease: That certain Master Lease by and between NHI of Paris, LLC, NHI of San Antonio, LLC, NHI of East Houston, LLC and NHI of Northwest Houston, LLC, collectively as Lessors and Firehole River Real Estate Holdings – Paris, LLC, SSA Real Estate, LLC, Firehole River Real Estate Holdings – East Houston, LLC and Firehole River Real Estate Holdings – Northwest Houston, LLC, collectively the Lessee, dated as of June 30, 2009 whereby the Paris Facility, the San Antonio Facility, the East Houston Facility and the Northwest Houston Facility (as defined in the Lease) were leased by Lessor to Lessee, as such Master Lease is to be amended by the First Amendment to Master Lease.

Leased Property: As defined in the Lease.

Lessee: Seller and as defined in the Lease.

Lessor: Buyer and as defined in the Lease.

Officer's Certificate: A certificate of any entity signed by an officer duly authorized to do so by such entity.

Option Agreements: With respect to the Ennis Facility, the Option Agreement dated December 31, 2009 between J-S Ellis Realty, LP and Legend Oaks – Ennis, LLC, as amended by a First Amendment To Option Agreement dated August 13, 2010 between J-S Ellis Realty, LP and Legend Oaks – Ennis LLC and by a Second Amendment To Option Agreement And Consent To Assignment dated January 1, 2011 among J-S Ellis Realty, L.P., Legend Oaks – Ennis, LLC and Firehole River Real Estate Holdings – West Houston, Ltd.; with respect to the West Houston Facility, the Option Agreement dated November 10, 2008 between Frisco Health Investments, L.P. and Firehole River Real Estate Holdings – West Houston, Ltd., as amended by the First Amendment to Option Agreement (Langham Creek) between Frisco Health Investments, L.P. and Legend Oaks – West Houston, LLC executed August 13, 2010 and by a Second Amendment To Option Agreement And Consent To Assignment dated January 1, 2011 among Frisco Health Investments, L.P., Legend Oaks – West Houston, LLC and Firehole River Real Estate Holdings – West Houston, Ltd.; and with respect to the North Houston Facility, the Option Agreement dated March 16, 2009 between Frisco Health Investments, L.P. and Legend Oaks – North Houston, LLC, as amended by a First Amendment To Option Agreement dated August 13, 2010 between Frisco Health Investments, L.P. and Legend Oaks – North Houston, LLC and by a Second Amendment To Option Agreement And Consent To Assignment dated January 1, 2011 among Frisco Health Investments, L.P., Legend Oaks – North Houston, LLC and Firehole River Real Estate Holdings – West Houston, Ltd.

Firehole – West Houston holds the rights as "Optionee" under each of the Option Agreements.

Option Property Sellers: Collectively J-S Ellis Realty, LP and Frisco Health Investments, L.P.

Organizational Documents: Collectively, as applicable, the articles or certificate of incorporation, articles or certificate of limited partnership, articles of organization, certificate of limited liability company, bylaws, partnership agreement, operating agreement, trust agreement, statement of partnership, fictitious business name filings and all other organizational documents relating to the creation, formation and/or existence of a business entity, together with resolutions of the board of directors, partner or member consents, trustee certificates, incumbency certificates and all other documents or instruments approving or authorizing the transactions contemplated hereby and the Exhibits hereto.

Permits: All permits, licenses, approvals, entitlements and other authorizations issued by Governmental Authorities (including certificates of occupancy) required in connection with the ownership, planning, development, construction, use, operation and/or maintenance of each Facility for its Primary Intended Use, and all amendments, modifications, supplements, general conditions and addenda thereto, other than any licenses or permits included within the definition of Excluded Property.

Permitted Exceptions: Collectively, (i) liens for taxes, assessments and governmental charges not yet past due and payable or delinquent, (ii) the Permitted Exceptions under the Option Agreements and (iii) such other title exceptions as Buyer may approve in writing in its sole and absolute discretion.

Personal Property: All Intangible Property and all tangible personal property of every kind and nature located at, upon or about, or affixed or attached to, or installed in each Added Facility or used or to be used in connection with and incorporated into or otherwise relating to such Added Facility or its ownership, planning, development, construction, operation and/or maintenance, including the following:

(v) All equipment, machinery, fixtures, furniture and furnishings and other tangible personal property, including all components thereof, now or on the Closing Date located in, on or used in connection with each Added Facility, including all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air and water pollution control, waste disposal, air cooling and air conditioning systems, apparatus, sprinkler systems, fire and theft protection equipment, built-in oxygen and vacuum systems, tools, repair parts, appliances and communications equipment, to the extent any of the foregoing items are not conveyed to Buyer as part of the Added Facilities pursuant to the Deed; and

(vi) Those specific items of tangible personal property described on Exhibit B attached to the Bill of Sale and Assignment.

Notwithstanding the foregoing, "Personal Property" shall not include any of the Excluded Property.

Plans and Specifications: All drawings (including final and complete "as-builts"), plans, specifications, blueprints, maps, studies, structural reviews, surveys (including "as-built") and engineering, soil, seismic, geologic, architectural and other reports relating to the Property.

Primary Intended Use: As defined in the Lease with respect to each Added Facility.

Property: The Added Facilities or, where applicable, the Added Facilities together with the Personal Property.

Purchase Price: Forty-Nine Million Eight Hundred Thousand Dollars ($49,800,000.00) as the aggregate purchase price for all of the Property (including Seller's rights as "Optionee" under each of the Option Agreements) and allocated as set forth on Exhibit C attached hereto.

Resident and/or Patient Agreements: Any and all leases, rental and occupancy agreements, lease commitments, admission and payment documents, reservation agreements and concessions, all deposits made thereunder, all guaranties of any of the foregoing, and any and all patient and/or resident trust accounts, in each case with respect to the Property.

State: The State in which the Property is located.

<u>Title Insurer</u>: Chicago National Title Insurance Company.

<u>Title Policy</u>: Chicago Title Insurance Company.

<u>Transaction Documents</u>: Collectively, this Agreement, the Option Agreements, the Assignments of the Option Agreements, the Deed, the Bill of Sale and Assignment, the Guaranty, the Lease, and such other documents as are reasonably necessary to effectuate the closing of the purchase and sale transactions described herein.

ARTICLE II
TERMS OF SALE AND LEASEBACK

Section 2.1   <u>Sale</u>. On the Closing Date, subject to the conditions of this Agreement, Seller agrees to convey or cause to be conveyed to Buyer, and Buyer agrees to acquire, the applicable Property and Seller's rights as "Optionee" under each of the Option Agreements for the Purchase Price. Seller shall cause each Property (or Seller's rights as "Optionee" under each Option Agreement) to be transferred, conveyed and assigned to the affiliate of Buyer designated on <u>Exhibit D</u> attached hereto. The allocated Purchase Price shall be paid to Seller and the Option Property Sellers in cash on the applicable Closing Date by wire transfer or such other method as Buyer and Seller may agree upon. The Purchase Price shall be allocated to the Added Facilities and to the Land, improvements and Personal Property comprising each Added Facility, and apportioned between Firehole – Greenville, Firehole – West Houston and the respective Option Property Seller, as set forth on <u>Exhibit C</u> attached hereto.

Section 2.2   <u>Closing</u>. The Closing shall be held at such location as Buyer and Seller may agree upon or through an escrow or sub-escrow with Title Insurer. In the event that the Closing is to take place through an escrow or sub-escrow, the parties shall mutually execute and deliver to Title Insurer, as escrow holder, joint escrow and/or recording instructions consistent with this Agreement on or prior to the Closing Date. In the event of any conflict between the provisions of this Agreement or any such escrow and/or recording instructions or any general instructions required by Title Insurer to be executed by Buyer, the Option Property Sellers and Seller in connection therewith, the provisions of this Agreement shall control. If the Closing does not take place on or prior to the Closing Date, Buyer may terminate this Agreement in its sole and absolute discretion and exercise any remedies provided hereunder or by law.

Section 2.3   <u>Conveyance</u>. On the Closing Date, subject to the terms and conditions of this Agreement, the following shall occur: (i) Firehole – Greenville shall deliver the Deed and the Bill of Sale and Assignment and such other instruments (including all other Transaction Documents) as shall be necessary to convey, assign and grant to Buyer good and marketable title to the Greenville Facility, free and clear of all liens, claims and encumbrances (except for Permitted Exceptions); and (ii) Firehole – West Houston shall assign the Option Agreements to Buyer or Buyer's designated affiliate; and (iii) the Option Property Sellers shall deliver the Deed and the Bill of Sale and Assignment and such other instruments (including all other Transaction Documents) as shall be necessary to convey, assign and grant to Buyer good and marketable title to the Ennis Facility, the West Houston Facility, and the North Houston Facility, free and clear of all liens, claims and encumbrances (except for Permitted Exceptions). Each party shall also execute and deliver such instruments and take such actions as either party may reasonably request in order to effectuate the purposes of this Agreement. Without limiting the foregoing, the parties agree that, on the Closing Date:

(a) The Deed shall be sufficient to convey good and indefeasible fee simple title to the Property (other than the Personal Property), and shall be duly executed, acknowledged and in recordable form. The Deed shall include (if applicable) the appropriate State and/or county real estate transfer tax declaration of real estate value or other tax affidavit as may be required by the jurisdiction in which the Property is located. The Deed shall be deemed to include all appurtenances to the Property conveyed thereby and any existing improvements located on the Property.

(b) The Bill of Sale and Assignment shall also be sufficient to convey good and marketable title to the Personal Property and shall be duly executed. In addition, Seller will execute or obtain and deliver to Buyer on the Closing Date all other proper instruments for the conveyance of such title to the Personal Property.

(c) Lessor and Lessee shall execute the First Amendment to Master Lease.

(d) Seller, Firehole - Greenville and the Option Property Sellers shall deliver, (i) a "FIRPTA" certificate in form and substance satisfactory to Buyer and in conformance with Section 1445(b)(2) of the Code, to the effect that Seller is not a foreign person, and (ii) such other affidavits or certificates as may be reasonably required by Buyer to the effect that Buyer is not required to withhold taxes from the payment of sale proceeds to Seller under any other applicable State, commonwealth, local or other tax laws.

(e) Buyer, Firehole – Greenville, Seller and the Option Property Sellers shall execute a closing settlement statement in form and substance satisfactory to Buyer and Seller.

(f) All other Transaction Documents shall be executed and delivered by all parties thereto.

Section 2.4   Prorations. There shall be no adjustment between Buyer, Seller, Firehole – Greenville or the Option Property Sellers of taxes, assessments, water charges, utilities, receivables or rents, if any, premiums on existing insurance policies, if any, or any other items relating to the Property, it being understood by the parties that Seller, as Lessee under the Lease, shall be obligated to pay the same under the terms thereof from and after the Closing Date.

Section 2.5   Costs.

2.5.1   Seller's Costs. Seller (or the Option Property Sellers, if applicable) shall pay or cause to be paid:

(a) any and all State, municipal or other documentary, transfer, stamp, sales, use or similar taxes payable in connection with the delivery of any instrument or document provided in or contemplated by this Agreement or the Exhibits hereto, any agreement or commitment described or referred to herein or the transactions contemplated herein, together with interest and penalties, if any, thereon;

(b) all expenses of or related to the issuance of the title insurance commitment and policy, chain of title reports, and all escrow fees and charges;

(c) the charges for or in connection with the recording and/or filing of any instrument or document provided herein or contemplated by this Agreement or any agreement or document described or referred to herein;

(d) any and all broker's fees or similar fees claimed by any party acting by or on behalf of Seller in connection with the transactions contemplated herein;

(e) all expenses of any surveys, property condition, geotechnical and environmental reports and all other out-of-pocket costs incurred by Buyer in connection with the transaction contemplated hereby; and

(f) Buyer's or its Affiliates' legal fees and expenses incurred in connection with the transactions contemplated hereunder and the Exhibits hereto.

Section 2.6 First Amendment To Master Lease. The First Amendment To Master Lease shall modify the original Lease to provide the following:

(a) The Added Facilities shall be added to the Leased Property and the terms Lessor and Lessee modified to add Buyer and Buyers Affiliates as Lessor and to add Seller to the Lessee.

(b) The Purchase Price for the Added Facilities shall be included as an increase in the Investment Amount. Exhibit B shall be replaced with an Amended Exhibit B to reflect the Allocated Value of all Facilities, including the Added Facilities.

(c) The Lease Rate for the Added Facilities is Nine Percent (9.00%) during the first twelve months following the Closing and shall increase annually by 2.5% for the first seven Added Facility Lease Years and by 2.0% per year thereafter.

(d) The Lease shall extend the initial term to October 31, 2026. Lease Years shall continue to end on June 30 with respect to the original Facilities demised under the Lease and the increase in the Lease Rate shall be effective on and from each July 1 with respect to those original Facilities. With respect to the Added Facilities, the Lease Year shall end October 31 of each calendar year during the Term and the annual increase to the Lease Rate for the Added Facilities shall be effective on and from each November 1, commencing November 1, 2012.

(e)   The Lease shall provide the Lessee an option to renew the Lease for a ten (10) year renewal period at a rental equal to the greater of (i) the Minimum Rent in effect for the Lease Year ending October 31, 2026 or (ii) a rental equal to the then determined Fair Market Rent including a then determined lease rate amount or procedure by which Minimum Rent shall increase annually during the Renewal Term. The Purchase Option provided in the Lease shall expire at the end of the original term (October 31, 2026) and shall not apply to the renewal term.

(f)   Lessee may exercise its purchase option for the Paris Facility at any time without being required to purchase any other Facilities. Lessee may exercise its purchase option with respect to the original Facilities demised by the Lease at any time after August 1, 2016 and thru October 31, 2026 without having to also purchase the Added Facilities. The Purchase Option may be exercised with respect to the Added Facilities from and after November 1, 2018 thru October 31, 2026. The purchase option provisions shall not extend for the renewal term of the Lease.

(g)   The Lease shall add a provision for Lessee to earn future Earn Out Payments in an amount not to exceed $5,478,000.00 in the aggregate. An amount up to $2,739,000.00 may be paid as an Earn Out Payment based upon the EBITDAR of the Added Facilities for the twelve month period ending September 30, 2012 and the balance of the $5,478,000.00 may be paid as an Earn Out Payment based upon the EBITDAR of the Added Facilities for the twelve month period ending September 30, 2013. Upon Lessor's paying an Earn Out Payment to Lessee, the Minimum Rent shall increase to reflect the addition of the Earn Out Payment to the Allocated Value. The Earn Out Payments shall also increase the Investment Amount of the Added Facilities. The Earn Out Payments shall be conditioned upon Lessee's requesting such Earn Out Payment and Lessee's providing audited financial statements showing that the Added Facilities and all Facilities achieve a 1.5 to 1.0 Lease Service Coverage Ratio for the twelve month period in question as if the Earn Out Payment(s) had been paid at the start of such twelve month period and the Minimum Rent increased to reflect the requested Earn Out Payment as an addition to the Allocated Value, at the Lease Rate in effect from time to time during that twelve month test period. The Earn Out Payment shall be up to the amount (subject to the limit for the September 30, 2012 period and the total aggregate limit on the amount of the Earn Out Payments) by which the EBITDAR of the Added Facilities for the twelve month period ending September 30 multiplied by a factor of 7.05 exceeds Buyer's Investment Amount in the Added Facilities. Lessor shall have no obligation to pay any Earn Out Payment for periods after September 30, 2013.

(h)   With respect to the Added Facilities, Lessee shall be required to spend $200.00/bed for Minimum Annual Expenditures for the first Added Facility Lease Year, $300.00/bed for the second Added Facility Lease Year, $400.00/bed for the third Added Facility Lease Year and $500.00/bed for the fourth Added Facility Lease Year and each Added Facility Lease Year thereafter.

(i)   The Lease Service Coverage Ratio shall be reduced to 1.35 to 1.0.

(j)   Seller shall be permitted to have at Closing the $5,000,000 Revolving Credit Loan with PrivateBank and Trust Company.

(k)   The guaranties shall be amended and restated to extend those guaranties to cover the Lessee's obligations under the Lease as amended by the First Amendment to Master Lease. The amended and restated Lease Guaranties of the Individual Guarantors shall be limited to the Lessee's obligation to pay Minimum Rent, property taxes and utility charges in an amount equal to the sum of (i) one year of Minimum Rent for the Added Facilities plus (ii) the amount equal to the maximum permitted principal amount of the Working Capital Loan referred to in item (j) above; and to limit the liability of the Individual Guarantors to two years Minimum Rent on the Facilities originally demised by the Lease. If the Facilities thereafter achieve a 1.5 to 1.0 Lease Service Coverage Ratio for two consecutive twelve month periods as evidenced by Lessee's audited financial statements, the liability of the Individual Guarantors for Minimum Rent shall be limited to the amount equal to (i) one year's rent on all Facilities plus (ii) the amount equal to the maximum permitted principal amount of the Working Capital Loan referred to in item (j) above. Liability for Lessee's non payment of property taxes and utility service charges shall be similarly limited.

(l)   Lessee shall agree to cooperate with Lessor in Lessor's efforts to finance any of the Facilities with mortgage loan financing from or sponsored by the United States Department of Housing and Urban Development (a "HUD Loan") or from any other mortgage lender. In this regard Lessee agrees (i) to execute and comply with the requirements of any Regulatory Agreements required from Lessor or Lessee in connection with a HUD Loan; (ii) to consent to and comply with the provisions of any Lien Rider required in connection with a HUD Loan; (iii) to execute any and all Tenant Estoppel Agreements and Subordination and Attornment Agreements reasonably required in connection with any mortgage loan secured by any of the Facilities; and (iv) to execute any further amendment to the Lease as may be acceptable to Lessee and as may be reasonably required by any mortgage lender extending a loan to be secured by a mortgage on any of the Facilities.

ARTICLE III
CONDITIONS TO THE OBLIGATION OF BUYER TO CLOSE

The obligations of Buyer hereunder are subject to the satisfaction or waiver by Buyer of the conditions set forth below. Should any condition set forth in this Article III not be fulfilled or waived on the Closing Date to the satisfaction of Buyer, Buyer may, at its option, without waiving any rights provided in this Agreement, terminate this Agreement by delivering notice of such termination to Seller prior to Closing, and thereafter be relieved of all obligations hereunder. If Buyer fails to terminate this Agreement prior to Closing, all conditions set forth in this Article III will be deemed to have been satisfied or waived by Buyer; provided, however, that in no event shall any such deemed satisfaction or waiver be deemed to limit or release Seller,

Lessee or Guarantor from any damages or liabilities resulting from a breach of any express representations, warranties or covenants of Seller, Lessee or Guarantor hereunder or under the other Transaction Documents.

Section 3.1   Performance. Seller, Option Property Sellers, Lessee, Guarantor and their Affiliates shall have performed each and all of the covenants and obligations required to be performed by them on or prior to the Closing hereunder and under the Transaction Documents.

Section 3.2   Representations and Warranties; Officer's Certificates. Each and all of the representations and warranties of Seller, Lessee and Guarantor under the Transaction Documents, shall be true and correct on, and as of the Closing Date, as though given as of the Closing Date, and Seller, Lessee and Guarantor shall have delivered to Buyer officer's certificates to that effect.

Section 3.3   Default. No event shall have occurred that would constitute a default, or which with notice or the lapse of time, or both, would constitute such a default, by Seller, any of the Option Property Sellers, Lessee and/or Guarantor under the Transaction Documents.

Section 3.4   Recordation and Costs. Seller shall (a) have made arrangements for the Deed and any other Transaction Documents that, in Buyer's discretion should be recorded (including Uniform Commercial Code financing statements and/or fixture filings), to be recorded or filed for recordation in the manner required by the laws of the State or any other applicable state, and (b) pay, or arrange to be paid, all costs and fees to be paid by Seller pursuant to Section 2.5, and such arrangements shall be satisfactory to Buyer and its counsel in all respects.

Section 3.5   Title Insurance. Buyer shall have received, at Seller's expense, a commitment from Title Insurer satisfactory to Buyer and its counsel for a policy of title insurance showing good and indefeasible title to the Property in fee simple vested in Buyer as of the Closing, subject only to the Permitted Exceptions. Such policy (the "Title Policy"), when issued, shall:

(a)   be in current Texas promulgated form;

(b)   be issued in an amount equal to the Purchase Price; and

(c)   include such endorsements as Buyer may reasonably require.

Section 3.6   Survey. Buyer shall have received, at Seller's expense, and approved, with respect to each Facility, a final "as-built" ALTA survey completed in accordance with the Minimum Standard Detail requirements for ALTA/ACSM Land Title Surveys, with additional Title A survey requirements, jointly established and adopted by ALTA and ACSM in 1999 that meet the requirements of a Class A Survey as defined therein, certified within thirty (30) days of the Closing Date (or such other form of survey which is in form and substance satisfactory to Buyer). Such survey(s) shall be in form and substance satisfactory to Buyer. Seller shall also deliver to Buyer copies of the floor plans for each Facility.

Section 3.7   Option Agreements. Firehole – West Houston shall have assigned the Option Agreements to Buyer or the Buyer's designee; each Exercise Notice to be given to the

Option Property Sellers shall have been given and the Option Property Sellers shall have agreed that the Option Exercise Consideration may be paid by Buyer at Closing.

Section 3.8   Termination of Current Facility Leases.   Current Tenants, the Option Property Sellers and Firehole – Greenville shall have executed agreements to terminate the Current Facility Leases effective upon the effective date and time of the First Amendment To Master Lease.

Section 3.9   Environmental Report.   Buyer shall have received, at Seller's expense, a written Phase I (and Phase II if Buyer deems such report to be necessary) environmental report from a qualified geotechnical or engineering firm acceptable to Buyer, in form and substance satisfactory to Buyer, concerning the presence, handling, treatment and disposal of Hazardous Substances on, in or under each Facility and disclosing (a) the results of a review of prior uses of such Facility disclosed by local public records, including a chain of title report from the Title Insurer, in form and substance satisfactory to Buyer, showing all previous owners and lessees of such Facility from 1940 to the present; (b) contacts with local officials to determine whether any records exist with respect to the disposal of Hazardous Substances on such Facility; (c) if recommended by such engineering or geotechnical firm or required by Buyer, soil samples and groundwater samples consistent with good engineering practice; and (d) reasonable evaluations of the surrounding areas for sensitive environmental receptors such as drinking water wells or aquifers, hospitals and schools, and evidence regarding the use and/or historical use of such areas.

Section 3.10   Entitlements.   Buyer shall have received and approved, with respect to each Facility, evidence satisfactory to it that (a) the Facility complies in all respects with all zoning laws and ordinances, (b) the Facility and/or Lessee holds all licenses, permits, accreditations, authorizations and certifications from all applicable Governmental Authorities required for the operation thereof for its Primary Intended Use and for all other uses (if any) contemplated under the Lease, including the applicable license (the "Health Care License"), from the Texas Department of Human Services (the "Issuing Agency"); (c) the Facility is not subject to, or threatened with, any hold on admissions or other sanction and there are no outstanding, or threatened, notices of deficiency resulting from any survey of the Facility which have not been fully responded to with an acceptable plan of correction with which the Facility is being operated in compliance; and (d) the Facility is, to the extent applicable, (A) duly certified as a provider under the Medicare and Medicaid programs and (B) in compliance in all material respects with all Governmental Requirements, including rules and regulations relating to Medicare/Medicaid fraud and abuse practices and all insurance requirements.

Section 3.11   [Intentionally Deleted].

Section 3.12   Condemnation; Casualty.   No Condemnation shall be pending or threatened with respect to the Property or any portion thereof and no casualty shall have occurred with respect to the Property or any portion thereof.

Section 3.13   Financial Condition.

3.13.1 Buyer shall have received and approved (a) financial statements for each of Seller, Lessee and Guarantor and their consolidated Affiliates, and (b) operating statements for each Facility, in each case for the years ended December 31, 2009, December 31, 2010 and the most current year to date 2011.

3.13.2 Buyer shall have received evidence satisfactory to it that no material adverse change in the financial condition, census, business, or prospects of any Facility or of Seller; Lessee, Guarantor and their Affiliates has occurred from December 31, 2010 through the Closing;

3.13.3 Buyer shall have received and approved UCC searches against Seller, the Option Property Sellers, Firehole – Greenville, Lessee and Guarantor showing no liens on the Property; and

3.13.4 Buyer shall have received and approved all pending or threatened litigation or governmental proceedings seeking to enjoin, challenge or collect material damages in connection with Seller, Lessee, Guarantor or any Facility.

Section 3.14   Proceedings.   Buyer shall have reviewed and approved all corporate, limited liability company, partnership and other proceedings to be taken by Seller, Lessee and Guarantor in connection with the transactions contemplated hereunder and under the other Transaction Documents and the Exhibits hereto and thereto and all documents and certificates incident thereto, including the Organizational Documents of Seller, Lessee and Guarantor and such other documents and certificates as Buyer or its counsel shall reasonably request.

Section 3.15   Records.   Buyer shall have reviewed, to the extent in the possession or control of Seller, originals (or copies thereof certified to Buyer) of all documents or other instruments relating to the Intangible Property, all operating reports and such other records pertaining to the Property as Buyer shall reasonably request.

Section 3.16   Insurance.   Buyer shall have received certificates with respect to, and copies of the policies of, the insurance required to be carried by Lessee under the Lease, together with evidence satisfactory to Buyer that the premiums therefor due on or prior to the Closing Date have been paid in full.

Section 3.17   Transaction Documents.   (a) Lessee shall have executed and delivered to Lessor two (2) counterpart originals of each of the First Amendment To Master Lease, (b) Guarantor shall have executed and delivered two (2) originals of the amended and restated Guaranty; and (c) Seller, the Option Property Sellers and Firehole – Greenville shall have executed and delivered the Deed, properly acknowledged and otherwise in recordable form, and the Bill of Sale and Assignment, and (d) all other Transaction Documents shall have been duly executed, acknowledged (if applicable) and delivered by and to all appropriate parties thereto.

Section 3.18   Opinion of Counsel.   Buyer shall have received an opinion or opinions of counsel to Seller, Lessee and Guarantor dated as of the Closing Date and addressed to Buyer and any participants of Buyer covering such opinion matters as Buyer may reasonably require and otherwise in form and substance satisfactory to Buyer.

Section 3.19   Due Diligence. Buyer shall be satisfied with the completion of such other due diligence items as are customary in a transaction of this type.

ARTICLE IV
CONDITIONS TO THE OBLIGATION OF SELLER TO CLOSE

The obligations of Seller hereunder are subject to the satisfaction or waiver by Seller of the conditions set forth below. Should any condition set forth in this Article IV not be fulfilled or waived on the Closing Date to the satisfaction of Seller, Seller may, at its option, without waiving any rights provided in this Agreement, terminate this Agreement by delivering notice of such termination to Buyer prior to Closing, and thereafter be relieved of all obligations hereunder. If Seller fails to terminate this Agreement prior to Closing, all conditions set forth in this Article IV will be deemed to have been satisfied or waived by Seller; provided, however, that in no event shall any such deemed satisfaction or waiver be deemed to limit or release Buyer from any damages or liabilities resulting from a breach of any express representations, warranties or, covenants of Buyer hereunder or under the other Transaction Documents.

Section 4.1   Performance. Buyer and its Affiliates shall have performed each and all of the covenants and obligations required to be performed by them on or prior to the Closing hereunder and under the other Transaction Documents;

Section 4.2   Representations and Warranties. Each and all of the representations and warranties of Buyer hereunder shall be true and correct on and as of the Closing Date, as though given as of the Closing Date; and

Section 4.3   Transaction Documents. Buyer shall have executed and delivered to Seller or Lessee (as applicable) two (2) counterpart originals of the First Amendment To Master Lease and the Bill of Sale and Assignment.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1   By Seller. Without limiting the representations and warranties of Seller, Lessee, Guarantor or their Affiliates under the other Transaction Documents, Seller represents and warrants as follows as of each Closing:

5.1.1   Each of Seller, Lessee and Guarantor, as applicable, is duly organized, validly existing and, to the extent applicable, in good standing under the laws of its state of organization/formation (and with respect to Lessee, is qualified to do business and is in good standing in the State), has full power, authority and legal right to execute and deliver and to perform and observe the provisions of the Transaction Documents to which it is a party, and otherwise carry out the transactions contemplated thereunder.

5.1.2   This Agreement has been, and on the Closing Date, the other Transaction Documents and all other documents to be executed by Seller, Lessee or Guarantor hereunder or thereunder will have been, duly authorized, executed and delivered by Seller, Lessee or Guarantor (as applicable) and constitute and will constitute the valid and binding obligations of

Seller, Lessee or Guarantor (as applicable) enforceable against it/them in accordance with their respective terms.

5.1.3   Each of Seller, Lessee and Guarantor is solvent, has timely and accurately filed all tax returns required to be filed by it, and is not in default in the payment of any taxes levied or assessed against it or any of its assets, or subject to any judgment, order, decree, rule or regulation of any Governmental Authority which would, in each case or in the aggregate, adversely affect its condition, financial or otherwise, or its prospects, any Facility or the transactions contemplated hereunder or the Exhibits hereto.

5.1.4   No consent, approval or other authorization of, or registration, declaration or filing with, any Governmental Authority is required for the due execution and delivery of this Agreement, any of the other Transaction Documents or any other documents to be executed by Seller, Lessee or Guarantor hereunder, or for the performance by or the validity or enforceability thereof against Seller, Lessee or Guarantor, other than the recording or filing for recordation of the Deed.

5.1.5   Except as set forth on Schedule 5.1.5, there are no actions, proceedings or investigations, including Condemnation proceedings or tax audits, pending or, to Seller's knowledge, threatened, against or affecting Seller, the Option Property Sellers, Lessee or Guarantor, or the Property.

5.1.6   The execution and delivery of this Agreement, the other Transaction Documents and all other documents to be executed by Seller, Lessee or Guarantor hereunder, compliance with the provisions hereof and thereof and the consummation of the transactions contemplated hereunder and thereunder will not result in (a) a material breach or violation of (i) any Governmental Requirement, (ii) the Organizational Documents of Seller, Lessee or Guarantor; (iii) any judgment, order or decree of any Governmental Authority binding upon Seller, Lessee or Guarantor; or (iv) any agreement or instrument to which Seller, Lessee or Guarantor is a party or by which it is bound; (b) the acceleration of any obligation of Seller, Lessee or Guarantor; or (c) the creation of any lien, encumbrance or other matter affecting title (other than the Lease and the Permitted Exceptions) to the Property.

5.1.7   Firehole – West Houston owns all rights of the Optionee under each of the Option Agreements. The Option Agreements have not been amended or modified except by the First and Second Amendments to each of the Option Agreements as described in Article I above. The Option Agreements remain in full force and effect.

5.1.8   Seller has obtained all consents, permits, licenses, approvals and authorizations from Governmental Authorities or other third parties which are necessary to permit the conveyance of the Property in accordance with the provisions of this Agreement.

5.1.9   To the best of Seller's knowledge, each Facility is in compliance with all applicable zoning ordinances and the Permitted Exceptions.

5.1.10   To the extent necessary to operate each Facility for its Primary Intended Use and/or to receive governmental and/or private payor reimbursements, each Facility is (a) duly certified as a provider under the Medicare and Medicaid programs (if applicable), (b) in compliance in all material respects with all Governmental Requirements, and (c) not subject to, or threatened with, any hold on admissions or other sanction and there are no outstanding or threatened notices of material deficiencies resulting from any survey of the Facility which have not been fully responded to with an acceptable plan of correction under which the Facility is being operated in compliance.

5.1.11 As of the Closing, all managed care contracts and all Medicare and Medicaid participation agreements for each Facility, if any, will be in full force and effect and no action will have been taken to revoke, cancel, suspend or modify any of such agreements.

5.1.12 (a) There are no underground tanks located on the Property, there are no Hazardous Substances currently located on the Property (except to the extent the existence thereof does not violate applicable Environmental Laws), and, to the knowledge of Seller, no such tanks have ever been located on the Property and no such Hazardous Substances (except to the extent the existence thereof does not violate applicable Environmental Laws) have ever been present, used, stored, treated, released from or disposed of or on the Property (b) no enforcement, cleanup, removal or other governmental or regulatory actions have, at any time, to the knowledge of Seller, been instituted or threatened with respect to the Property; (c) there is no current or, to the best of Seller's knowledge, prior violation of, or state of noncompliance with, any environmental law relating to Hazardous Substances with respect to the Property; (d) no claims have been made or, to the best of Seller's knowledge, threatened by any third party with respect to the Property relating to damage, contribution, cost recovery, compensation, loss or injury resulting from or related to any Hazardous Substance; and (e) to the best of Seller's knowledge, there are no current, and have been no, businesses engaged in the storage, treatment or disposal of Hazardous Substances (except to the extent the existence thereof does not violate applicable Environmental Laws) on any property adjacent to any Property.

5.1.13 To the best of Seller's knowledge, no portion of the Property is located within an area of special risk with respect to natural or man-made disasters or hazards, including any Flood Hazard Area.

5.1.14 To the best of Seller's knowledge, there are no adverse geological or soil conditions affecting the Property or any portion thereof.

5.1.15 All public utilities, including telephone, gas, electric power, sanitary and storm sewer and water, are available for connection at the boundaries of each Facility.

5.1.16 The Current Tenants are in possession of the Added Facilities under the Current Facility Leases.

5.1.17 [Intentionally Deleted].

5.1.18 Each of Seller, Lessee or Guarantor has delivered to Buyer: (a) copies of the financial statements for itself and its consolidated Affiliates for the years ended December 31, 2009 and December 31, 2010, and (b) unaudited operating statements for each Facility for the period ended August 31, 2011, and such financial and/or operating statements are true, correct and complete in all material respects, have been prepared from and in accordance with the books and records of Seller, Lessee or Guarantor and the Facilities, as applicable, and fairly present the financial position and results of operations of Seller, Lessee or Guarantor and each Facility, respectively, at the date(s) and for the period(s) indicated.

5.1.19 Since December 31, 2010, there has been no material adverse change in the financial condition of Seller, Lessee, Guarantor or their Affiliates taken as a whole, and since August 31, 2011, there has been no material adverse change in the financial condition of any Facility from that disclosed in the operating statements.

5.1.20 Each of Seller, Lessee or Guarantor has delivered to Buyer copies of all of its Organizational Documents. Such Organizational Documents are true, correct and complete in all material respects.

5.1.21 Neither this Agreement nor any certificate, statement or other document furnished or to be furnished to Buyer by or on behalf of Seller, Lessee or Guarantor in connection with the transactions contemplated hereunder and the Exhibits hereto contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

5.1.22 Buyer is not required to withhold taxes from the payment of sale proceeds to Seller under the Code or any applicable State, commonwealth, local or other tax laws.

5.1.23 Seller is not a foreign person for purposes of Section 1445 of the Code.

5.1.24 The Property is free and clear of all liens and other encumbrances other than the Permitted Exceptions.

5.1.25 Neither Seller, the Option Property Sellers, Firehole – Greenville, nor Lessee, nor any Affiliate of Seller, the Option Property Sellers or Lessee, is retaining any contiguous or adjacent property to any Facility.

5.1.26 Except as set forth in the Lease, there are no Commercial Occupancy Arrangements affecting the Property (or any portion thereof), and there is no other Person (as defined in the Lease) in possession or occupancy of the Property (or any portion thereof), except for patients or residents of the Facilities.

5.1.27 The Purchase Price represents fair and adequate consideration for the Property.

5.1.28 The sale of the Property on the terms and conditions set forth in this Agreement, together with the other transactions contemplated herein, are the result of arms length transactions among Seller and Buyer and/or their respective Affiliates.

Section 5.2   By Buyer. Buyer represents and warrants as follows:

5.2.1   Buyer is duly formed, validly existing and, to the extent applicable, in good standing under the laws of the state of its organization/formation; is, or will be on the Closing Date, duly qualified and authorized to do business in the State to the extent such qualification is required to perform its obligations hereunder or under any Transaction Document to which it is a party; and has or will have on the Closing Date, full power, authority and legal right to execute and deliver and to perform and observe the provisions of this Agreement, the Transaction Documents and all other instruments provided for herein to which it is a party, and otherwise carry out the transactions contemplated hereunder and the Exhibits hereto.

5.2.2   This Agreement has been, and on the Closing Date all other documents to be delivered by Buyer pursuant to this Agreement will have been, duly authorized, executed and delivered by Buyer and constitute, and will constitute, the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

ARTICLE VI
COVENANTS OF THE PARTIES AND OTHER MATTERS

Section 6.1   Covenants of Seller and Lessee. Prior to the Closing Date, Seller shall:

(a)   not amend or permit to be amended any agreement or other instrument related to the Property or Seller's or Lessee's business;

(b)   timely pay or cause to be paid all income, property, sales and withholding taxes and all ad valorem and other taxes, liens and charges upon the Property and business operated thereon as they become due;

(c)   not dispose of or encumber or permit the disposition or encumbrance of the Property or any portion thereof;

(d)   not enter into, or assume or permit to be entered into or assumed, any contract, agreement, obligation, lease, license or commitment related to the Property except as contemplated hereunder or under the other Transaction Documents or the Exhibits hereto or thereto and except for Resident and/or Patient Agreements entered into in the ordinary course of Seller's or Lessee's business;

(e)   not do any act or omit any act which would cause a breach of any contract, commitment or obligation which would have an adverse effect on the Property or the business conducted thereon;

(f)   promptly advise Buyer in writing of any adverse change in the financial position, assets or earnings of Seller, Lessee, Guarantor or their Affiliates, or in the financial position, assets or earnings of the Property;

(g)   not amend, terminate or waive or permit to be amended, terminated or waived any right related to the Property or the business conducted thereon;

(h)   afford the officers, attorneys, accountants, and other authorized representatives of Buyer access during normal business hours to the Property and to the books and records related to the Property and the business conducted thereon in order to afford Buyer such opportunity of review, examination and investigation as Buyer shall desire with respect to the same and permit Buyer to make extracts from, and take copies of, such books and records as may be reasonably necessary for such purposes;

(i)   give all notices to Governmental Authorities required by law for the transfer of the Property; and

(j)   take all action as may be necessary to comply promptly with any and all Governmental Requirements affecting the Property and all orders of any board of fire underwriters or other similar bodies in connection with the making of repairs and alterations, and promptly, and in no event later than twenty- four (24) hours from the time of its receipt, notify, Buyer of any failure of Seller to comply with the same.

Section 6.2   Notification of Changes. At any time at or prior to the Closing Date, Seller shall promptly notify Buyer of (a) any change in the condition of the Property or any contiguous or neighboring property which could have a material adverse effect on the Property, Seller, Guarantor, Lessee or Buyer, or (b) any event or circumstance of which Seller becomes aware which makes any representation or warranty of Seller contained herein untrue or misleading, or any covenant of Seller, Lessee or Guarantor in the Transaction Documents incapable or less likely of being performed, it being understood that the obligation to provide notice to Buyer under this Section shall in no way relieve Seller, Lessee or Guarantor of any liability for a breach by such party of any of its representations, warranties or covenants contained in the Transaction Documents.

Section 6.3   Effect Transaction. Seller shall take all actions necessary or desirable to effect the transactions contemplated herein.

Section 6.4   Indemnification. In addition to, and without limiting any indemnification obligation of Seller, Lessee or Guarantor under the Lease or under any other Transaction Document, Seller unconditionally and irrevocably indemnifies, protects and agrees to defend and hold harmless Buyer and its Affiliates from and against any and all loss, cost or expense, including reasonable attorneys' fees, arising from (i) the breach or violation of any representation or warranty of any Seller contained herein; (ii) the failure of Seller to satisfy or perform any covenant or other provision contained herein; (iii) any violation of any covenant, condition, or restriction affecting the Property; (iv) any encroachment of buildings or other improvements onto adjoining lands or onto easements or licenses or rights-of-way located on the Property which is not a Permitted Exception; (v) the presence or existence of any Hazardous Substance on, in or under the Property; and (vi) any claims made against Buyer or its Affiliates by any third party arising out of the transactions contemplated in this Agreement or the Exhibits hereto. Payment shall not be a condition precedent to recovery under the foregoing indemnification provision.

ARTICLE VII
KYLE FACILITY PROVISIONS.

Section 7.1   Kyle Facility. Kyle Owner represents and warrants to Buyer that Kyle Owner is the lawful owner of a purchase option for the land described on the attached Exhibit A-5, which exhibit is incorporated herein by reference, and all improvements, fixtures, personal property, intangible property rights and appurtenant rights and interests located on, affixed to, or used in connection with the One Hundred Twenty-Five (125) bed Kyle Facility (collectively, the "Kyle Property Interests"), together with a tract of land located in San Marcos, Hays County, Texas (the "San Marcos Land") more particularly described in the Kyle Option Agreement (as defined below). The Kyle Property Interests shall exclude the Intangible Property and Excluded Property relating to the Kyle Facility and the San Marcos Land.

        7.1.1   Grant of Purchase Option for Kyle Property Interests. Kyle Owner hereby grants to Buyer an option to purchase ("Buyer's Option") the purchase option rights with respect only to the Kyle Property Interests which Kyle Owner holds under that certain Option Agreement (Kyle) dated August 23, 2010 (the "Kyle Option Agreement") between Bozeman Development, LLC as Kyle Optionor and Kyle Owner as Kyle Optionee. The Kyle Option Agreement provides an Option Period commencing December 1, 2011 and expiring December 31, 2013, Kyle Owner shall use all reasonable efforts to amend the Kyle Option Agreement so that the Option Period will expire no earlier than January 1, 2015 and so that the Optionee can exercise the option to purchase on only the Kyle Property Interests. If Kyle Owner is unable to amend the Kyle Option Agreement so that the Option Period will expire no earlier than January 1, 2015, and if Buyer has not exercised Buyer's Option prior to the expiration of the Option Period, Kyle Owner will exercise the purchase option rights under the Kyle Option Agreement prior to the expiration of the Option Period in which event Buyer's Option shall convert to an option to purchase the Kyle Property Interests upon the same terms and conditions contained herein. If Buyer has not exercised Buyer's Option and duly delivered the Exercise Notice to be given under the Kyle Option Agreement and paid the Option Exercise Consideration to be paid under the Kyle Option Agreement, if applicable, by January 1, 2015, Buyer agrees that Buyer's Option shall terminate and Buyer shall lose its right to purchase the Kyle Facility pursuant to the Kyle Option Agreement.

        (a)   The purchase price for the Kyle Property Interests shall be Thirteen Million Three Hundred Seventy Five Thousand and No/100 Dollars ($13,375,000.00) if Buyer duly exercises its purchase option by December 31, 2012 and closes its purchase of the Kyle Facility within the time provided for the closing the purchase of the Kyle Facility.

        (b)   The purchase price for the Kyle Property Interests if exercised after December 31, 2012 [or if Buyer fails to close its purchase of the Kyle Facility (after having given notice of its election to purchase prior to January 1, 2013) within the time provided for such closing] shall be Fourteen Million Six Hundred Twenty Five Thousand Dollars ($14,625,000.00).

        (c)   Buyer shall pay Bozeman Development, LLC the Purchase Price (herein the "Kyle Option Agreement Purchase Price") described in the Kyle Option Agreement and the difference between the Kyle Option Agreement Purchase Price and the amounts described in either (a) or (b) above, as applicable, Buyer shall pay to Kyle Owner.

7.1.2 <u>Closing Funds.</u> On or before the Close of Escrow (as hereinafter defined), Buyer shall pay to Bozeman Development and Kyle Owner, in cash or other immediately available funds, the applicable Option Purchase Price as described in 7.1.1.

7.1.3 <u>Close of Escrow.</u> If Buyer purchases the Kyle Facility pursuant to this Article VII, Kyle Owner and Bozeman Development, LLC shall, upon receipt from Buyer of the applicable Option Purchase Price, deliver to Buyer appropriate special or limited warranty deed(s) and bills of sale conveying the entire interest of Kyle Owner and Bozeman Development, LLC in and to the Kyle Facility to Buyer free and clear of all encumbrances other than those that Buyer has agreed hereunder to pay or discharge. All due diligence costs of Buyer relating to the Kyle Facility and all expenses of such conveyance, including the cost of title insurance, attorneys' fees incurred by Buyer in connection with such conveyance, transfer taxes and recording and escrow fees, shall be paid by the Kyle Owner. The term "Close of Escrow", as used in this Agreement, shall mean the time and date that an appropriate deed or other conveyance document conveying Kyle Owner's entire interest in the Kyle Facility, subject to the permitted liens and encumbrances described above, is delivered to Buyer.

7.1.4 <u>Assignment.</u> Buyer shall have the right to assign Buyer's Option to any Affiliate of Buyer without the prior written consent of Kyle Owner, but with prior written notice to Kyle Owner of such assignment, provided that Buyer and such Affiliate shall remain jointly and severally liable. Kyle Owner shall also have the right to assign the Kyle Option Agreement, subject to the Buyer's Option, to any Affiliate of Kyle Owner without the prior written consent of Buyer, but with prior written notice to Buyer of such assignment.

7.1.5 <u>Leaseback.</u> In the event Buyer (or an Affiliate of Buyer ("NHI-Kyle") acquires the Kyle Facility, the Lease shall be again amended to add the Kyle Facility to the Leased Property, add the Kyle Owner as a Lessee and NHI-Kyle as a Lessor. The purchase price for the Kyle Facility plus all of Buyer's due diligence costs, legal fees and other transaction costs, if not paid by the Kyle Owner pursuant to Section 7.1.3 above, shall be added to the Investment Amount and Allocated Cost and Minimum Rent (determined at the Added Facilities Lease Rate) shall be adjusted to reflect such increase to the Allocated Cost. The Kyle Facility shall be subject to the same Lease provisions as govern the Added Facilities except that there is no amount of Earn Out Payment based upon the beds located with the Kyle Facility.

7.1.6 <u>Request To Exercise.</u> Kyle Owner may request only once by giving written notice thereof to Buyer after March 31, 2012, that Buyer exercise Buyer's Option and simultaneously exercise its right to purchase the Kyle Facility. Buyer shall have no obligation to agree to exercise Buyer's Option and the right to purchase the Kyle Facility, but Buyer shall reply to Kyle Owner in writing within thirty (30) days of receiving the request of the Kyle Owner pursuant to this Section 7.1.6 advising the Kyle Owner whether Buyer expects that it will exercise Buyer's Option and its purchase option under the Kyle Option Agreement. If Buyer fails to reply to Kyle Owner's request within such thirty (30) day period, such failure to reply shall be deemed to indicate that Buyer is not willing to purchase the Kyle Facility at that time and Kyle Owner may solicit other offers for its option to purchase the Kyle Facility. Refusal to agree to purchase the Kyle Facility at the Kyle Owner's request shall not limit Buyer's right at a later time (but prior to January 2, 2015) to elect to exercise the purchase option for the Kyle Option Agreement and the Kyle Facility.

7.1.7 <u>Right of First Offer</u>. If Kyle Owner decides that it wishes to sell its interest in the Kyle Facility at any time during the Term of the Lease, Kyle Owner grants to Buyer a right of first offer, the terms and conditions of which shall be as follows:

(a) Kyle Owner will notify Buyer in writing of its present intention to sell its interest in the Kyle Facility, which notice shall set forth the amount of the cash price that Kyle Owner is willing to sell its interest in such Kyle Facility and shall give Buyer the right and option to purchase the Kyle Facility at the same price and upon such other terms, as are specified in such notice, if any, or as are set forth in the Purchase Contract (as defined below).

(b) If Buyer elects to purchase the Kyle Facility, it shall so notify Kyle Owner in writing within ten (10) business days after Buyer's receipt of such notice from Kyle Owner and shall sign a form of contract to purchase in form and substance mutually acceptable to the parties (the "Purchase Contract") within a period of twenty (20) days after Kyle Owner's receipt of such notice from Buyer (the "Buyer Contract Period"). Kyle Owner and Buyer each agree to negotiate in good faith and in a commercially reasonable manner the terms of the Purchase Contract, but Kyle Owner's acceptance of same shall be at its sole discretion. Such Purchase Contract shall provide for the closing of such purchase within sixty (60) days from the date such Purchase Contract is signed.

(c) If Buyer does not agree to purchase the Kyle Facility at the price set forth above or does not execute and deliver the Purchase Contract within the Buyer Contract Period, then (i) Buyer's right to purchase the Kyle Facility pursuant to the offer granted pursuant to this Section 7.1.7 shall be waived and released for all purposes without further action by either party, and Kyle Owner shall be free to sell the Kyle Facility to any other person or entity (a "Third-Party Purchaser") at a price equal to or in excess of the price quoted to Buyer and upon such other terms as Kyle Owner and such Third-Party Purchaser may agree upon; provided, however, if such sale to a Third-Party Purchaser is not completed for any reason within six (6) months following the end of the Buyer Contract Period, the right of first offer herein provided shall apply again to the Kyle Facility.

(d) If Buyer acquires the Kyle Facility and if Kyle Owner wishes to continue to operate the Kyle Facility, Buyer agrees to enter into an amendment to the Lease to add the Kyle Facility as provided in the case of Buyer's exercise of the Kyle Option Agreement purchase right under Section 7.1.5 above.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 <u>Survival</u>. All covenants, representations and warranties made by Seller and Buyer hereunder or in any certificates or other instruments delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement and recordation of the Deed.

Section 8.2　Brokers. Except for Quadriga Partners, LLC whose charges, fees and commissions shall be paid by Seller in full, Seller warrants that it has not had any contact or dealings with any Person or real estate broker which would give rise to the payment of any fee or brokerage commission in connection with this Agreement, and Seller shall indemnify, protect, hold harmless and defend Buyer from and against any liability with respect to any fee or brokerage commission arising out of any act or omission of Seller or its Affiliates. Buyer warrants that it has not had any contact or dealings with any Person or real estate broker other than Quadriga Partners, LLC which would give rise to the payment of any fee or brokerage commission in connection with this Agreement, and Buyer shall indemnify, protect, hold harmless and defend Seller from and against any liability with respect to any fee or brokerage commission arising out of any act or omission of Buyer.

Section 8.3　Notices. Any notice, consent, approval, demand or other communication required or permitted to be given hereunder (a "notice") must be in writing and may be served personally, by U.S. Mail or by a nationally recognized overnight courier service that provides written proof of delivery, such as Federal Express, Airborne, or UPS. If served by U.S. Mail or a nationally recognized overnight courier service, it shall be addressed as follows:

If to Buyer:	National Health Investors, Inc. 222 Robert Rose Drive Murfreesboro, TN 37129 Attn: Kristin S. Gaines Phone: (615) 890-9100 Fax: (615) 225-3030 Email: kgaines@nhireit.com
with a copy to:	Stites & Harbison, PLLC 401 Commerce Street, Suite 800 Nashville, TN 37219 Attn: Robert N. Buchanan, Esq. Phone: (615) 782-2220 Fax: (615) 742-4112 Email: robert.buchanan@stites.com
If to Seller:	Legend Oaks – Ennis, LLC Legend Greenville Healthcare, LLC Legend Oaks – West Houston, LLC Legend Oaks – North Houston, LLC c/o Legend Healthcare, LLC 608 Sandau Road San Antonio, TX 78216 Attn: Doug Preston Phone: (210) 564-0100 Fax: (210) 564-0157 Email: dpreston@legendhc.com

with a copy to:	Strasburger Price Oppenheimer Blend
	711 Navarro, Sixth Floor
	San Antonio, TX 78205
	Attn: Kirk L. James, Esq.
	Phone: (210) 224-2000
	Fax: (210) 224-7540
	Email: kirk.james@strasburger.com

Any notice which is personally served shall be effective upon the date of service; any notice given by U.S. Mail shall be deemed effectively given, if deposited in the United States Mail, registered or certified with return receipt requested, postage prepaid and addressed as provided above, on the date of receipt, refusal or non-delivery indicated on the return receipt. In addition, either party may send notices by facsimile or email (provided such facsimile or email is followed by delivery via another method permitted hereunder other than facsimile or email) or by a nationally recognized overnight courier service that provides written proof of delivery (such as Federal Express, Airborne or UPS). Any notice sent by facsimile or email shall be effective upon confirmation of receipt in legible form, and any notice sent by a nationally recognized overnight courier shall be effective on the date of delivery to the party at its address specified above as set forth in the courier's delivery receipt. Either party may, by notice to the other from time to time in the manner herein provided, specify a different address for notice purposes.

Section 8.4   Attorneys' Fees. If Buyer or Seller brings an action at law or other proceeding against the others to enforce any of the terms, covenants or conditions hereof or any instrument executed pursuant to this Agreement, or by reason of any breach or default hereunder or thereunder, the party prevailing in any such action or proceeding and any appeal thereupon shall be paid all of its costs and attorneys' fees by the non-prevailing party or parties, on a joint and several basis.

Section 8.5   Successors. This Agreement shall be binding upon Buyer and Seller and their respective successors and assigns. Notwithstanding the foregoing, the rights and obligations of Seller under this Agreement may not be assigned without the prior written consent of Buyer, which consent may be given or withheld in the sole and absolute discretion of Buyer. Buyer may, however, assign its rights and obligations hereunder without the consent of Seller.

Section 8.6   Waiver. No delay in exercising any right or remedy shall constitute a waiver thereof, and no waiver by Buyer or Seller of a breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding breach of the same or any other covenant or condition of this Agreement.

Section 8.7   Invalidity. In the event any one or more of the provisions contained in this Agreement shall, for any reason, be held to, be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

Section 8.8   Governing Law. EXCEPT WHERE FEDERAL LAW IS APPLICABLE AND UNLESS OTHERWISE EXPRESSLY PROVIDED HEREIN, THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS

OF THE STATE OF TEXAS (WITHOUT REGARD OF PRINCIPLES OR CONFLICTS OF LAW).

Section 8.9   Bulk Sales. Buyer and Seller hereby waive compliance with the notice provisions of any bulk sales statute in effect in the State. Seller shall indemnify, defend and hold harmless Buyer from and against any and all claims, losses, damages, liabilities, costs and expenses (including reasonable legal fees and expenses) paid or incurred by Buyer and arising directly or indirectly out of noncompliance with bulk sales statutes.

Section 8.10   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be a valid and binding original, but all of which together shall constitute one and the same instrument.

Section 8.11   Entire Agreement. This Agreement, together with the other Transaction Documents, the Exhibits hereto and thereto and such other documents as are contemplated hereunder or thereunder, constitute the entire agreement of the parties in respect of the subject matter hereof, and may not be changed or modified except by an agreement in writing signed by the parties.

[END OF TEXT; SIGNATURES APPEAR ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties hereto have caused this Contract of Acquisition to be executed effective as of the day and year first above written.

	BUYER:
	NATIONAL HEALTH INVESTORS, INC., **a Maryland corporation**
	By: _____
	Name: J. Justin Hutchens
	Title: CEO and President

[Signatures continue on following pages.]

[SIGNATURE PAGE OF SELLER FOR CONTRACT OF ACQUISITION]

	SELLER:
	LEGEND OAKS – ENNIS, LLC, a Texas limited liability company
	 By:_____
	Name: Martin Tomerlin
	Title: President
	LEGEND GREENVILLE HEALTHCARE, LLC, a Texas limited liability company
	 By:_____
	Name: Martin Tomerlin
	Title: President
	LEGEND OAKS – WEST HOUSTON, LLC, a Texas limited liability company
	 By:_____
	Name: Martin Tomerlin
	Title: President
	LEGEND OAKS – NORTH HOUSTON, LLC, a Texas limited liability company
	By:_____
	Name: Martin Tomerlin
	Title: President

	FIREHOLE RIVER REAL ESTATE HOLDINGS – GREENVILLE, LTD., a Texas limited partnership
	By: Madison River – Greenville GP, Inc., a Texas corporation
	By:
	Name: Martin Tomerlin
	Title: President
	FIREHOLE RIVER REAL ESTATE HOLDINGS – WEST HOUSTON, LTD., a Texas limited partnership
	By: Firehole West Houston GP, Inc., a Texas corporation
	By:
	Name: Martin Tomerlin
	Title: President
	KYLE OWNER:
	LEGEND OAKS – KYLE, LLC, a Texas limited liability company
	By:
	Name: Martin Tomerlin
	Title: President

EXHIBIT A-1

Legal Description of Ennis Facility

Lot Two (2) in Block One (1), of HOLUBAR ADDITION NO. 2, an addition to the City of Ennis, Ellis County, Texas, according to the may or plat thereof recorded in Cabinet H, Slide No(s) 515-516 of the Plat Records of Ellis County, Texas.

EXHIBIT A-2

Legal Description of Greenville Facility

Lot One (1), Block One (1), BROWNING ADDITION, an addition to the City of Greenville, Hunt County, Texas according to the map or plat thereof recorded in Cabinet G, Slides 54 and 55, Plat Records of Hunt County, Texas.

EXHIBIT A-3

Legal Description of West Houston Facility

All of Restricted Reserve "A", in Block 1, of LANGHAM CREEK NURSING HOME SUBDIVISION, a subdivision in Harris County, Texas, according to the map or plat thereof recorded under Film Code No. 625086, of the Map Records of Harris County, Texas.

EXHIBIT A-4

Legal Description of North Houston Facility

All of Restricted Reserve "A" of WILLOWBROOK ESTATES SUBDIVISION, an addition in Harris County, Texas, according to the map or plat thereof recorded at Film Code No. 624049 of the Map Records of Harris County, Texas.

EXHIBIT A-5

Legal Description of Kyle Facility

Lot 1, Block A, Plum Creek Phase I, Section 6A, according to the map or plat thereof recorded in Volume 15, Page 273, Plat Records of Hays County, Texas

EXHIBIT B

Form of Bill of Sale and Assignment

(_____ Facility)

THIS BILL OF SALE AND ASSIGNMENT (this "Bill of Sale and Assignment")' is made this _____ day of _____, 2009, by and between _____, a ("Transferor"), and NHI of _____ LLC, a Delaware limited liability company ("Transferee"). All capitalized terms used herein, but not specifically defined herein, shall have the meanings given to such terms in that certain Contract of Acquisition dated of even date herewith (the "Agreement") by and between Transferor and Transferee.

RECITALS

A   Transferor is the owner of that certain real property located in _____ County, Texas, consisting of approximately _____ acres as more particularly described in Exhibit A attached hereto and incorporated herein by this reference (the "Land"). Transferor is also the owner of all buildings, structures and other improvements situated on the Land comprising the approximately _____ square foot, _____ unit _____ facility (collectively, the "Improvements"), together with the Personal Property (as defined herein) used in connection therewith. The Land and the Improvements shall be referred to herein, collectively, as the "Facility."

B   Pursuant to the Agreement, Transferor is required to transfer and assign to Transferee as of the Closing Date (as defined in the Agreement) all of Transferor's right, title and interest in and to the Facility, including the Personal Property.

C   In order to perfect the transfer and vesting of the Personal Property to and in Transferee and in order that Transferee shall be in possession of an instrument evidencing the same, as set forth more fully herein and in the Agreement, Transferor and Transferee have made and entered into this Bill of Sale and Assignment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Transferor and Transferee hereby agree as follows:

1.   <u>Transfer and Assignment of Personal Property</u>. Effective as of the date hereof, Transferor hereby grants, assigns, transfers, conveys and delivers to Transferee, absolutely and unconditionally, and free from all encumbrances and other claims of any kind, all of Transferor's right, title and interest in and to all Intangible Property (as defined in the Agreement) and all tangible personal property of every kind and nature located at, upon or about, or affixed or attached to, or installed in the Facility or used or to be used in connection with and incorporated into or otherwise relating to the Facility or its ownership, planning, development, construction, operation and/or maintenance, including the following:

(a)   All equipment, machinery, fixtures, furniture and furnishings and other tangible personal property, including all components thereof, now or on the Closing Date located in, on or used in connection with the Facility, including all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air and water pollution control, waste disposal, air cooling and air conditioning systems, apparatus, sprinkler systems, fire and theft protection equipment, built-in oxygen and vacuum systems, tools, repair parts, appliances and communications equipment, to the extent any of the foregoing items are not conveyed to Transferee as part of the Facility pursuant to the warranty deed executed by Transferor and delivered to Transferee concurrently herewith; and

(b)   Those specific items of tangible personal property described on Exhibit B attached hereto.

The foregoing is herein referred to, collectively, as the "Personal Property." In no event shall the Personal Property include any of the Excluded Property (as defined in the Agreement). Transferor hereby warrants and defends unto Transferee, its successors and assigns, all right, title and interest in the Personal Property against every person whomsoever claiming all or any part thereof or interest therein.

2.   Acceptance. Except as otherwise provided in the Agreement, Transferee hereby accepts the foregoing transfer and assignment of Personal Property.

3.   Further Assurances. Transferor transfers the Personal Property to Transferee, its successor and assigns, to have and hold to and for its and their own use and benefit forever. Transferor, for itself and its successors and assigns, hereby covenants that, from time to time after the Closing Date, at Transferee's request and without further consideration, Transferor shall execute and deliver such other instruments of conveyance and transfer and take such other actions as Transferee reasonably may require to vest more effectively the Personal Property in Transferee, its successors and assigns, and to place Transferee in possession of the Personal Property, and to do all other things and execute and deliver all other instruments and documents as may be required to effect the same.

4.   Enforcement. In the event of any action or suit by either party hereto against the other arising from or interpreting this Bill of Sale and Assignment, the prevailing party in such action or suit shall, in addition to such other relief as may be granted, be entitled to recover its costs of suit and actual attorneys' fees, whether or not the same proceeds to final judgment.

5.   Successors and Assigns. This Bill of Sale and Assignment shall be binding upon and inure to the benefit of Transferor and Transferee and their respective successors and assigns.

6.   Counterparts. This Bill of Sale and Assignment may be executed in multiple counterparts, all of which shall be but one and the same instrument, binding on all parties when all separately executed copies have been fully delivered.

7.   Governing Law. This Bill of Sale and Assignment shall be construed and enforced according to and governed by the laws of the State in which the Land is located.

IN WITNESS WHEREOF, Transferor and Transferee have executed this Bill of Sale and Assignment as of the date first written above.

"Transferor"	"Transferee"
_____	**NHI OF _____, LLC,** **a Delaware limited liability company**
By:_____	**By:**_____
Name:_____	**Name:**_____
Title:_____	**Title:**_____

[INSERT NAME OF APPROPRIATE ENTITY FOR EACH OF TRANSFEROR AND TRANSFEREE.]

EXHIBIT A TO BILL OF SALE AND ASSIGNMENT

[Legal Description — Land]

EXHIBIT B TO BILL OF SALE AND ASSIGNMENT

[Itemized List of Personal Property]

EXHIBIT C

Base Purchase Price Allocation

Greenville Facility	
Land	$ 1,800,000.00
Land Improvements	$ 280,980.00
Improvements	$11,075,862.00
Furniture, Fixtures & Equipment	$ 723,158.00
Total	**$13,880,000.00**
Ennis Facility	
Land	$ 985,799.00
Improvements	$ 7,495,655.00
Furniture, Fixtures & Equipment	$ 804,296.00
Total	**$ 9,285,750.00**
Amount Due To Firehole River Real Estate Holdings – West Houston, Ltd.	$0.00
Amount Due To Option Property Seller (J-S Ellis Realty, L.P.)	$ 9,285,750.00
West Houston Facility	
Land	$ 832,868.00
Improvements	$11,603,587.00
Furniture, Fixtures & Equipment	$ 983,545.00
Total	**$13,420,000.00**
Amount Due To Firehole River Real Estate Holdings – West Houston, Ltd	$ 4,151,383.82
Amount Due To Option Property Seller (Frisco Health Investment, L.P.)	$ 9,268,616.18
North Houston Facility	
Land	$ 875,481.00
Improvements	$11,545,544.00
Furniture, Fixtures & Equipment	$ 793,225.00
Total	**$13,214,250.00**
Amount Due To Firehole River Real Estate Holdings – West Houston, Ltd	$ 4,109,442.89
Amount Due To Option Property Seller (Frisco Health Investment, L.P.)	$ 9,104,807.11
TOTAL FOR ALL FACILITIES	**$49,800,000.00**

EXHIBIT D

Names of Buyer's Affiliates in which title to each Property is to be vested are as listed below:

Property Identification	Grantee/Transferee
Ennis Facility	NHI of Ennis, LLC
Greenville Facility	NHI of Greenville, LLC
West Houston Facility	NHI of West Houston, LLC
North Houston Facility	NHI of North Houston, LLC

SCHEDULE 5.1.5

Threatened/Pending Litigation

Facility	Claimant	DOI	Request
North Houston	John Duran	12/7/2010	Request for Records
	Tommy Metlow	2/22/2011	Request for Records
	Willie Washington	6/20/2011	Request for Records
	Socorro Gonzalez	6/27/2011	Request for Records
West Houston	Kenneth Jackson	9/14/2010	Request for Records
	Wallace Hightower	8/30/2011	Request for Records
Ennis	Olivia Diaz	9/15/2011	Suit filed
Greencrest	Mary Jo Weatherly	3/25/2010	Request for Records